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         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No. )

                    Carson Inc.
                  (Name of Issuer)

                     Common
          (Title of Class of Securities)

                   145845 10 3
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 145845 10 3
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RCM Capital Funds, Inc.  94-3132809
    RCM Small Cap Fund       94-3151509

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]               (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             -0-
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER
  267,600    RCM Capital Funds, Inc.
  267,600    RCM Small Cap Fund

8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    267,600    RCM Capital Funds, Inc.
    267,600    RCM Small Cap Fund

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.6    RCM Capital Funds, Inc.
    5.6    RCM Small Cap Fund

12
TYPE OF REPORTING PERSON*

    IV, IV

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Item 1(a) Name of Issuer:

    Carson Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

    P.O. Box 22309
64 Ross Road
    Savannah Industrial Park
    Savannah, Georgia  31405

Item 2(a) Name of Person Filing:

    RCM Capital Funds, Inc.
    RCM Small Cap Fund

Item 2(b) Address of Principal Business Office or, if none, Residence:

    Four Embarcadero Center, Suite 3000
    San Francisco, California  94111

Item 2(c) Citizenship:

    Maryland Corporation

Item 2(d) Title of Class of Securities:

    Common

Item 2(e) CUSIP Number:

    145845 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (d) [X] Investment Company registered under section 8 of Investment Company Act of 1940.

Item 4.  Ownership.

    See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

    Not Applicable.

Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By  /s/ Richard W. Ingram
    Richard W. Ingram
    President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL FUNDS, INC.

By  /s/ Richard W. Ingram               February 14, 1997
    Richard W. Ingram
    President

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EXHIBIT A

RCM Capital Funds, Inc. ("RCM Capital Funds") is a diversified open-end management investment company registered under the Investment Company Act of 1940. There are currently three series of RCM Capital Funds outstanding - RCM Growth Equity Fund, RCM Small Cap Fund and RCM International Growth Equity Fund
A. Securities representing interests in each series of RCM Capital Funds have been registered under the Securities Act of 1933. The beneficial ownership reported on this Schedule 13G is the aggregate of shares held by all series of RCM Capital Funds.

RCM Capital Funds has retained RCM Capital Management, L.L.C. ("RCM") as the investment manager for each series. Pursuant to investment management agreements between RCM and RCM Capital Funds, RCM makes all of the investment decisions for each series of RCM Capital Funds, subject to the overall supervision of RCM Capital Funds' Board of Directors. As a result, the securities reported on this Schedule 13G are also included in RCM's aggregate beneficial ownership, as reported on its Schedule 13G.